Exhibit 99.7

Today it’s all about the Customer - NICE Brings Unprecedented
Usability and Automation to Help Organizations Focus on What Matters

NICE Engage multi-channel interaction platform leverages ease of use, operation and implementation to ensure employees are free to focus on the customer

RA’ANANA, ISRAEL, December 21, 2015 – NICE Systems (NASDAQ: NICE) today announced the new version of its NICE Engage Platform, which brings to contact centers the intuitive experience and ease of use found in consumer software. New capabilities such as 1-click interaction management, intelligence-driven automated scoring, data extraction tools and DIY system management, allow employees to focus on the customer and provide them with a perfect experience.

With the NICE Engage Platform, users can easily and intuitively search for and act upon interactions from multiple channels, easily sharing results or saving them for compliance purposes. Automation brings analytical insights into the evaluation process thereby streamlining and improving Quality Management.

Further enhancements to NICE Engage include the extension of its multi-channel offering through enhanced video recording. By leveraging the Advanced Interaction Recorder (AIR) and NICE Engage platform to capture interaction data from multiple channels, organizations can enjoy the benefits of Engage across all of their customer service channels.

Additional highlights include:

•	Playback Portal, enabling playing back voice interactions from earlier systems with no need to migrate databases or perform an upgrade

•	Improved auto discovery for Interaction Analytics, including the ability to investigate interactions that do not fall into any phonetic categories, along with improved Hot Topics capability

•	Interaction Analytics data Auto Extraction Tool

•	Enhanced scalability and business intelligence tools for Real-Time Authentication and Real-Time Fraud Prevention, allowing further improvement in customer experience without compromising on safety

•	A packaged enterprise-grade offering tailored to the needs of SMBs, making NICE an attractive option for many more organizations

“Today it’s all about the customer. Organizations must be able to provide customers the service they need with the utmost ease and efficiency. We are proud to launch the new version of our Engage Platform, which gives organizations the ability to do so,” said Miki Migdal, President of the NICE Enterprise Product Group. “As the market leader in the WFO domain, NICE continues to demonstrate its commitment to meeting the evolving needs of contact centers, enabling them to meet customer needs over multiple channels while ensuring compliance and maintaining quality of experience.”

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current beliefs, expectations and assumptions of the management of NICE-Systems Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.